Butterfield Reports Fourth Quarter and Full Year 2018 Results

Financial highlights for the fourth quarter of 2018:

•	Net income of $50.9 million, or $0.92 per share;

•	Core net income[1] of $51.1 million, or $0.92 per share;

•	Return on average common equity of 23.4%; core return on average tangible common equity of 25.8%;

•	Net interest margin of 3.38%;

•	Board increases quarterly common share dividend by 16% to $0.44 per share; and

•	Completed the previously announced one million common shares repurchase program and authorized a new repurchase program of up to 2.5 million common shares.

Hamilton, Bermuda - February 19, 2019: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the fourth quarter and year ended December 31, 2018.
Net income for the year ended December 31, 2018 was $195.2 million or $3.50 per diluted common share, compared to $153.3 million, or $2.76 per diluted common share for the year ended December 31, 2017. Core net income1 for the year ended December 31, 2018 was $197.0 million, or $3.53 per diluted common share, compared to $158.9 million, or $2.86 per diluted common share for the year ended December 31, 2017.
The core return on average tangible common equity1 for the year ended December 31, 2018 was 25.6%, up from 22.4% for the year ended December 31, 2017. The return on average assets for the year ended December 31, 2018 was 1.8%, up from 1.4% for the year ended December 31, 2017. The core efficiency ratio1 for the year ended December 31, 2018 was 61.5% compared with 64.3% for the year ended December 31, 2017.
Commenting on the results, Michael Collins, Butterfield's Chairman and Chief Executive Officer, said: “2018 was an important year for Butterfield as we completed two strategic and accretive acquisitions and continued to grow our residential loan portfolio in central London, while producing industry leading returns. We also reported another solid set of financial results in the fourth quarter, which contributed to Butterfield's record profitability. Our strong risk-adjusted returns benefited from a profitable and highly rated investment portfolio, a conservatively underwritten loan book, diversified fee income and diligent management of expenses. We are well positioned for organic growth while continuing to seek out selective strategic acquisition opportunities in private trust and banking in existing markets. We are strongly capitalized and remain committed to an attractive investor return profile with an increased quarterly cash dividend, as well as a larger share repurchase program. As we enter 2019, Butterfield continues to focus on producing leading returns and shareholder value through our strong balance sheet, optimized capital management and a client-centered operating philosophy.”

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures. 1

Net income for the fourth quarter of 2018 was $50.9 million or $0.92 per diluted common share, compared to $50.4 million or $0.90 per common share for the third quarter of 2018 and $40.3 million, or $0.72 per common share in the fourth quarter of 2017. Fourth quarter core net income1 was $51.1 million, or $0.92 per diluted common share, compared to $49.1 million, or $0.88 per diluted common share in the previous quarter and $42.2 million, or $0.76 per diluted common share, for the fourth quarter of 2017.
Net interest income (“NII”) for the fourth quarter of 2018 was $87.4 million, a decrease of $0.9 million compared with NII of $88.3 million in the previous quarter and $76.1 million in the fourth quarter of 2017. The decrease in NII in the fourth quarter of 2018 compared to the prior quarter was due to slightly higher interest costs for term deposits, which was substantially offset by higher yields in both the investment and loan portfolios.
Net interest margin (“NIM”) for the fourth quarter of 2018 was 3.38%, an increase of one basis point from the NIM of 3.37% in the previous quarter and up 51 basis points from the NIM of 2.87% in the fourth quarter of 2017. NIM was flat in the fourth quarter of 2018 compared to the prior quarter as increased yields on investments and loans were counterbalanced by an increase in higher cost fixed-term deposits.
Non-interest income was $45.7 million for the fourth quarter of 2018, compared with $41.3 million in the previous quarter and $42.4 million in the fourth quarter of 2017. The increase over the prior quarter was due to seasonal benefit of higher credit card transaction volumes, while higher banking services fees drove the growth as compared to the fourth quarter of 2017.
Core non-interest expenses were $83.2 million in the fourth quarter of 2018, compared with $83.3 million in the previous quarter and $78.5 million in the fourth quarter of 2017. Included within core expenses were redundancy costs of $1.2 million.
Average customer deposit balances in the fourth quarter of 2018 of $9.1 billion were down from $9.4 billion in the third quarter of 2018 and $9.7 billion in the fourth quarter of 2017.
Capital Management
The current total capital ratio as at December 31, 2018 was 22.4% as calculated under Basel III, which became effective for reporting purposes beginning on January 1, 2016. As of December 31, 2017, the Bank reported its total capital ratio under Basel III at 19.9%. Both of these ratios are significantly above regulatory requirements applicable to the Bank.
The Board remains committed to a balanced capital return policy. The Board increased the quarterly dividend from $0.38 to $0.44 per common share to be paid on March 15, 2019 to shareholders of record on March 4, 2019. In addition to dividends, Butterfield currently has a Board-approved share repurchase authorization of up to 2.5 million common shares available for capital management. During the fourth quarter of 2018 Butterfield repurchased 1.3 million common shares, completing the repurchases authorized under the Bank's previously announced share repurchase program.

ANALYSIS AND DISCUSSION OF FULL YEAR AND FOURTH QUARTER RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Non-interest income	45.7	41.3	42.4	168.7	157.8
Net interest income before provision for credit losses	87.4	88.3	76.1	343.0	289.7
Total net revenue before provision for credit losses and other gains (losses)	133.1	129.6	118.5	511.7	447.5
Provision for credit losses	1.7	2.8	5.4	7.0	5.8
Total other gains (losses)	(0.3)	0.7	(2.7)	(0.9)	1.3
Total net revenue	134.6	133.0	121.1	517.8	454.7
Non-interest expenses	(83.5)	(82.2)	(80.4)	(321.3)	(300.3)
Total net income before taxes	51.1	50.8	40.7	196.5	154.3
Income tax expense	(0.2)	(0.4)	(0.5)	(1.3)	(1.1)
Net income	50.9	50.4	40.3	195.2	153.3

Net earnings per share
Basic	0.93	0.91	0.74	3.55	2.82
Diluted	0.92	0.90	0.72	3.50	2.76

Per diluted share impact of other non-core items [1]	—	(0.02)	0.04	0.03	0.10
Core earnings per share on a fully diluted basis [1]	0.92	0.88	0.76	3.53	2.86

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	55,389	56,029	55,584	55,745	55,451

Key financial ratios
Return on common equity	23.4%	23.2%	19.7%	23.1%	19.9%
Core return on average tangible common equity [1]	25.8%	24.9%	22.3%	25.6%	22.4%
Return on average assets	1.9%	1.9%	1.5%	1.8%	1.4%
Net interest margin	3.38%	3.37%	2.87%	3.25%	2.73%
Core efficiency ratio [1]	61.5%	63.2%	65.4%	61.5%	64.3%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	December 31, 2018	December 31, 2017
Cash due from banks	2,054	1,535
Securities purchased under agreement to resell	27	179
Short-term investments	52	250
Investments in securities	4,255	4,706
Loans, net of allowance for credit losses	4,044	3,777
Premises, equipment and computer software	158	165
Goodwill and intangibles	75	61
Other assets	108	107
Total assets	10,773	10,779

Total deposits	9,452	9,536
Other liabilities	295	303
Long-term debt	143	117
Total liabilities	9,891	9,956
Common shareholders’ equity	882	823
Total shareholders' equity	882	823
Total liabilities and shareholders' equity	10,773	10,779

Key Balance Sheet Ratios:	December 31, 2018	December 31, 2017
Common equity tier 1 capital ratio	19.6%	18.2%
Tier 1 capital ratio	19.6%	18.2%
Total capital ratio	22.4%	19.9%
Leverage ratio	7.6%	6.9%
Risk-Weighted Assets (in $ millions)	4,321.4	4,254.2
Risk-Weighted Assets / Total Assets	40.1%	39.5%
Tangible common equity ratio	7.5%	7.1%
Non-accrual loans/gross loans	1.2%	1.2%
Non-performing assets/total assets	0.4%	0.4%
Total coverage ratio	51.6%	80.9%
Specific coverage ratio	30.6%	31.1%

YEAR ENDED DECEMBER 31, 2018 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2017
Net Income
Net income for the year ended December 31, 2018 was $195.2 million, up $41.9 million from $153.3 million in the prior year.
The $41.9 million increase in net income in the year ended December 31, 2018 was due principally to the following:

•
$62.0 million increase in interest income principally from interest earned on loans from increased volumes and the impact of repricing, which increased yields, as well as increased yields on the investment portfolio;

•
$10.9 million increase in non-interest income due principally from increased trust fees as a result of contributions to trust revenue as a result of the March 2018 acquisition of Deutsche Bank's Global Trust Solutions business;

•	$1.2 million increase in the release of provisions for credit losses from a larger release from the general provisions during the year;

•
$2.1 million decrease in total gains and losses, principally as a result of lower realized gains on the sale of available-for-sale investments, partially offset by valuation losses on foreclosed properties recorded in the previous year;

•
$8.7 million increase in interest expense due to increased term deposit rates in several jurisdictions and increased interest expense on long-term debt as a result higher volumes and average interest rates, principally due to the May 2018 issuance of $75 million of Subordinated Lower Tier II capital notes;

•	$14.6 million increase in salaries and other employee benefits due to the addition of new teams to service the expanded trust business, as well as annual compensation review increases; and

•
$6.4 million increase in the remaining non-interest expense items, due to increased other non-interest expense as a result of higher technology and communication costs resulting from costs incurred in the Bank's new jurisdictions of Jersey, Singapore and Mauritius.

Non-Core Items1
Non-core items resulted in net losses and expenses of $1.8 million in the year ended December 31, 2018, a decrease of $3.8 million from net losses and expenses of $5.6 million in the prior year. Non-core items for the year comprised principally:

•	$1.5 million in losses due to a settlement loss on the legacy defined benefit pension plan in the UK;

•	$1.0 million of expenses for professional and outside services associated with the completed acquisition of Deutsche Bank's Global Trust Solutions business;

•	$0.5 million of expenses associated with an internal review and account remediation program of US-person account holders; and

•	$1.2 million of gains as a result of gains realized on the liquidation settlement from a former investment in a SIV.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

QUARTER ENDED DECEMBER 31, 2018 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2018
Net Income
Net income for the quarter ended December 31, 2018 was $50.9 million, up $0.5 million from $50.4 million in the prior quarter.
The $0.5 million increase in net income in the quarter ended December 31, 2018 over the previous quarter was due principally to the following:

•	$4.4 million increase in non-interest income due principally to higher banking services fees as a result of a an increase in the volume of credit card transactions;

•
$0.7 million increase in interest income principally from interest earned on loans from slightly increased volumes and the impact of repricing, which increased yields, partially offset by lower interest earned on investments due to lower volumes of available-for-sale investments due to the sale of certain securities during the most recent quarter;

•	$1.1 million decrease in net release of provisions for credit losses from a lower release from the general provisions during the most recent quarter;

•	$1.5 million increase in interest expense from increased deposit rates in several jurisdictions;

•	$1.0 million increase in professional and outside services expenses as a result of expenses which were capitalized in the prior quarter;

•
$0.9 million decrease in total gains and losses, as a result of losses incurred on the sale of available-for-sale investments in the most recent quarter and mark-to-market losses in trading investments;

•	$0.8 million increase in property expense due principally to a one-time property maintenance expense; and

•
$0.9 million decrease in the remaining non-interest expense items, due to lower technology costs as a result of less IT support costs partially offset by increased marketing expenses from new marketing initiatives and campaigns supporting both legacy operations and operations in new jurisdictions.

Non-Core Items1
Non-core items resulted in net losses and expenses of $0.2 million in the quarter ended December 31, 2018, an increase of $1.5 million from net credits to expenses and gains of $1.2 million in the prior quarter. Non-core items for the period comprised principally acquisition related expenses.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2018 COMPARED WITH DECEMBER 31, 2017
Total Assets
Total assets of the Bank were $10.8 billion at December 31, 2018, broadly flat from December 31, 2017. The Bank maintained a highly liquid position at December 31, 2018, with $6.4 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments representing 59.3% of total assets, compared with 61.9% at December 31, 2017.
Loans Receivable
The loan portfolio totaled $4.0 billion at December 31, 2018, an increase of $0.3 billion, due to new residential loan origination in the Channel Islands and the UK, as well as increases in commercial lending in Bermuda.
Allowance for credit losses at December 31, 2018 totaled $25.1 million, a decrease of $10.4 million from year-end 2017. The movement was due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by several new specific provisions.
The loan portfolio represented 37.5% of total assets at December 31, 2018 (December 31, 2017: 35.0%), while loans as a percentage of customer deposits increased from 39.7% at year-end 2017 to 42.9% at December 31, 2018. The increase in both percentages are due to an increase in loans underwritten during the quarter.
As of December 31, 2018, the Bank had gross non-accrual loans of $48.7 million, representing 1.2% of total gross loans, a slight increase from the $43.9 million, or 1.2%, of total loans at year-end 2017. Net non-accrual loans were $33.8 million, equivalent to 0.8% of net loans. Butterfield continues to engage proactively with clients who experience financial difficulty.
Other real estate owned (“OREO”) had a decrease of $3.8 million to $5.3 million for the year ended December 31, 2018, primarily as a result of sales transactions completed in the quarter.
Investment in Securities
The investment portfolio was $4.3 billion at December 31, 2018, down $0.5 billion from December 31, 2017.
The investment portfolio was made up of high quality assets with 99.9% invested in A-or-better-rated securities. The investment yield increased slightly from the previous quarter to 2.9% as at December 31, 2018. Total net unrealized losses were $72.8 million, compared to $19.2 million at year-end 2017. The increase in unrealized losses is attributable largely to continued increases in treasury rates during 2018.

Deposits
Average deposits were at $9.1 billion in the fourth quarter of 2018 compared to $9.7 billion in the fourth quarter of 2017. The cost of deposits increased seven basis points from the previous quarter to 27 basis points.

Average Balance Sheet2

	For the three months ended
	December 31, 2018			September 30, 2018			December 31, 2017
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	1,719.2	6.1	1.40	1,668.0	5.8	1.38	2,135.8	4.7	0.86
Investment in securities	4,415.1	32.0	2.87	4,660.4	32.6	2.78	4,638.0	26.6	2.27
Trading	1.0	—	—	1.2	—	—	1.3	—	—
Available-for-sale	2,310.9	15.6	2.67	2,742.7	18.0	2.60	3,326.1	17.1	2.04
Held-to-maturity	2,103.3	16.4	3.10	1,916.5	14.7	3.04	1,310.7	9.5	2.87
Loans	4,113.9	57.7	5.56	4,050.5	56.6	5.54	3,731.7	49.2	5.23
Commercial	1,371.1	20.5	5.94	1,396.8	20.5	5.84	1,140.9	15.0	5.20
Consumer	2,742.9	37.1	5.37	2,653.7	36.0	5.38	2,590.8	34.2	5.24
Interest earning assets	10,248.3	95.7	3.70	10,378.9	95.0	3.63	10,505.5	80.4	3.03
Other assets	329.5		—	397.5		—	325.4		—
Total assets	10,577.8	95.7	3.59	10,776.4	95.0	3.50	10,830.9	80.4	2.94
Liabilities
Deposits	6,946.5	(6.3)	(0.36)	7,283.5	(4.8)	(0.26)	7,222.4	(3.0)	(0.16)
Securities sold under agreement to repurchase	2.7	—	(2.33)	—	—	—	—	—	—
Long-term debt	143.3	(2.0)	(5.48)	143.2	(1.9)	(5.31)	117.0	(1.3)	(4.34)
Interest bearing liabilities	7,092.4	(8.3)	(0.46)	7,426.7	(6.7)	(0.36)	7,339.4	(4.3)	(0.23)
Non-interest bearing current accounts	2,186.2		—	2,161.6		—	2,446.9		—
Other liabilities	301.6		—	263.5		—	253.8		—
Total liabilities	9,580.2	(8.3)	(0.34)	9,851.8	(6.7)	(0.27)	10,040.1	(4.3)	(0.17)
Shareholders’ equity	997.6		—	924.6		—	790.8		—
Total liabilities and shareholders’ equity	10,577.8		—	10,776.4		—	10,830.9		—
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,155.9			2,952.2			3,166.1
Net interest margin		87.4	3.38		88.3	3.37		76.1	2.87
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $96.1 billion and $24.5 billion, respectively, while assets under management were $4.8 billion as at December 31, 2018. This compares with $95.4 billion, $27.5 billion and $5.0 billion, respectively, at December 31, 2017.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net income to common shareholders	50.9	50.4	40.3	195.2	153.3
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	—	(0.2)	—	(1.2)	(2.6)
Adjustment to holdback payable for a previous business acquisition	—	—	—	—	0.1
Settlement loss on de-risking on a defined benefit plan	—	—	—	1.5	—
Total non-core (gains) losses	—	(0.2)	—	0.3	(2.5)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	—	—	—	—	0.2
Tax compliance review costs	0.1	0.1	0.6	0.5	2.1
Business acquisition costs	0.1	(1.2)	1.0	1.0	2.0
Restructuring charges and related professional service fees	—	—	0.3	—	1.8
Secondary offering costs	—	—	—	—	2.0
Total non-core expenses	0.2	(1.1)	1.9	1.5	8.1
Total non-core items	0.2	(1.2)	1.9	1.8	5.6
Core net income	51.1	49.1	42.2	197.0	158.9
Core net income attributable to common shareholders	51.1	49.1	42.2	197.0	158.9

Average common equity	862.3	859.9	809.6	843.2	771.9
Less: average goodwill and intangible assets	(75.6)	(76.7)	(60.9)	(74.6)	(61.4)
Average tangible common equity	786.7	783.2	748.7	768.6	710.5
Core earnings per share fully diluted [1]	0.92	0.88	0.76	3.53	2.86
Return on common equity	23.4%	23.2%	19.7%	23.1%	19.9%
Core return on average tangible common equity	25.8%	24.9%	22.3%	25.6%	22.4%

Non-interest expenses	83.5	82.2	80.4	321.3	300.3
Less: non-core expenses	(0.2)	1.1	(1.9)	(1.5)	(8.1)
Less: amortization of intangibles	(1.3)	(1.4)	(1.1)	(5.1)	(4.2)
Core non-interest expenses before amortization of intangibles	81.9	81.9	77.4	314.7	288.0
Core revenue before other gains and losses and provision for credit losses	133.1	129.5	118.4	511.7	447.6
Core efficiency ratio	61.5%	63.2%	65.4%	61.5%	64.3%

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, February 20, 2019 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com